

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

Carolyne S. Johnson
Chief Executive Officer
T&G Apothecary, Inc.
906 Thayer Drive
Gahanna, OH 43230

> **Re: T&G Apothecary, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 7, 2011**
> **File No. 333-173359**

Dear Ms. Johnson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you currently have eight million shares outstanding and that you are registering for resale three million shares held by your selling shareholders, an amount which represents all shares held by non-affiliates. In view of the facts and circumstances surrounding your offering as we understand them and the fact that you are registering for resale 37.5% of your outstanding shares, it appears that the transaction might not be a secondary offering eligible to be made on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) and instead may be a primary offering. Please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). Please provide a detailed response that addresses the following among any other relevant factors:
    - How long the selling shareholders have held the shares;
    - The circumstances under which the selling shareholders received the shares;

- The selling shareholders' relationship to the issuer;
- The amount of shares involved;
- Whether the selling shareholders are in the business of underwriting securities; and
- Whether under all the circumstances it appears that the selling shareholders are acting as a conduit for the company.

To assist you in preparing your response, you may wish to refer to Question 612.09 of the Division's Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

2. Your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and a working capital deficit, no supplier or distribution agreements, no revenues, no firm commitments for raising additional financing, no operations, no manufactured products, and no employees (other than your chief executive officer and secretary). These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended. Please provide us with your analysis as to why you believe Rule 419 does not apply to your offering or revise the registration statement to comply with Rule 419 and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please note that the offer must contain the terms set forth in Rule 419(e)(2).

Registration Statement Cover Page

3. In your next amendment, please include your Primary Standard Industrial Classification Code Number.

Summary, page 5

4. Please clearly state that you have no operations and have not commenced developing your personal care products line and, if true, that you are not a blank check company and have no intention to enter into a business combination.

Selling Shareholders, page 16

5. We note that you have registered for resale all the shares of common stock that are currently held by non-affiliates. Please disclose how you decided to register these shares. Additionally, please describe the transactions by which the selling shareholders received the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, and the number of shares received.

6. Please tell us with a view towards disclosure whether the selling shareholders purchased or received the securities to be resold in the ordinary course of business, and at the time

of purchase or receipt of these securities, the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Directors, Executive Officers, Promoters, and Control Persons, page 18

7. Please revise your disclosure immediately following this heading to clearly state, if true, that you have two executive officers and one director. Additionally, please revise your disclosure to clearly state the name and principal business of Ms. Johnson's employer for the past five years and Mr. Stupprich's principal employment and the name and principal business of his employer during the past five years. See Item 401(e) of Regulation S-K.

8. Please specifically discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Johnson should serve as a director for you in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about her particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 20

9. You provide beneficial ownership information as of December 31, 2010 although your disclosure states on page 23 that you were not incorporated until January 17, 2011. Please revise to reconcile this apparent discrepancy.

10. Please revise the parenthetical relating to Directors and Officers to indicate that there are two persons in this category.

Interests of Named Experts and Counsel, page 22

11. Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of the Securities Act of 1933.

Description of Business, page 23

12. In this section, please provide the following information required by Item 101(h) of Regulation S-K:
   • the methods of competition;
   • the sources and availability of your "uniquely innovative raw materials;"
   • the effect of existing or probable governmental regulations on the business; and
   • the number of total employees and number of full-time employees.

13. On page 13, we note your reference to current intellectual property rights, including trademarks. On page 25, we note that you consider your formulations to be proprietary as they have been privately developed. In this section, please describe any patents,

trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration. See Item 101(h)(4)(vii) of Regulation S-K.

14. Please also tell us supplementally how you regard the formulations for your initial products to be proprietary, as you have published them in your filing. In this regard we also note that you have included directions on how to make these products. For example, you advise not to use food coloring in the rose bath salts, and include the statement "I usually use olive oil" in the lemon sugar exfoliating body scrub, and in all cases to place the products "in a pretty container". These statements seem more consistent with advising readers how to make these products at home than with the notion that you will make these products and sell them.

15. We note your reference to Whip-Smart Development on page 25. Please clearly state whether you have entered into agreements or negotiations with Whip-Smart, and if so, discuss the material terms of any agreements in the filing and include a copy of any agreements as an exhibit to the registration statement.

16. We note your discussion of the "prestige market online" on page 26. Please explain this concept in more detail.

17. Please revise this section to provide a specific plan of operation for the next 12 months by providing a detailed description of your business plan, including each business activity and the steps you will take to implement each aspect of your business plan. For example, please disclose when you plan to enter into an agreement with Sensibility Soaps, when you anticipate sampling the finalized products, and when you plan to chose all the peripheral items involved in the manufacturing and marketing process. For each step necessary to implement your business plan, please provide a timeline for completion and disclose the costs associated with completing each step. Please also disclose the total amount of money necessary to commence operations in March 2012. Additionally, please also disclose your plan of operations with respect to the company's day-to-day operations.

18. We note that you have recently developed an online store for distribution of your products. Please clarify whether your website is currently operational. In addition, please tell us whether you intend to use your website in connection with this offering. If you do, please provide us supplementally with copies of all offering materials that you intend to make available through your website.

Description of Property, page 26

19. We note that you maintain a corporate office. In accordance with Item 102 of Regulation S-K, please disclose whether the property is owned or leased and describe its general character.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 27

20. We note that your financing activities generated $18,375 during the period ended February 28, 2011. On page F-10, we note that you received this amount pursuant to a promissory note with a related party. Please describe this promissory note in more detail, including the interest rate and due date, and identify the related party. Additionally, we note that you plan to fund operations through debt and/or equity financing arrangements and that you do not have any formal commitments for the sales of stock or advancement or loan of funds at this time. Please revise this section to provide your assessment of the accessibility of, and risks to accessing, needed capital.

Certain Relationships and Related Transactions, page 28

21. We note that you identified Ms. Johnson as a promoter of your company on page 23. Please revise to provide the disclosure required by Item 404(c) of Regulation S-K.

22. Please revise this section to disclose the related party note transaction you describe on page F-10.

Market for Common Equity and Related Stockholder Matters, page 28

23. In this section, please disclose the number of shares of common stock, if any, that could be sold pursuant to Rule 144 under the Securities Act of 1933 or that you have agreed to register under the Securities Act for resale by security holders. See Item 201(a)(2)(ii) of Regulation S-K.

Executive Compensation, page 30

24. We note that you identify Scott Stupprich as secretary on page 18, but that you identify Arnold Coleman as secretary in the Summary Compensation Table and the Outstanding Equity Awards at Fiscal Year End Table. Please revise your disclosure to revise this apparent discrepancy.

Report of Independent Registered Public Accounting Firm, page F-1

25. The amount of accumulated losses as of February 28, 2011 as disclosed in your balance sheet on page F-2 does not appear consistent with the amount presented in your independent accounting firm's audit opinion on page F-1. Please revise your filing or have your independent accounting firm revise their audit opinion accordingly.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

26. Please revise to describe the nature of the restrictions on your restricted cash balances. Please also tell us how you determined it was appropriate to include restricted cash within your total cash at the end of the period in your cash flow statement on page F-5. Please refer to ASC 230-10-45-4.

Note 4 – Note Payable – Related Party, page F-10

27. Please revise your filing to describe the nature of the related party relationship you have with the party who granted you the $18,375 Promissory Note. Please also describe the terms of any debt covenants associated with this note and disclose your compliance status as of February 28, 2011, if applicable.

Recent Sales of Unregistered Securities, page 35

28. We note that you sold five million shares to Ms. Johnson on November 10, 2010 and that you completed a private placement in January 2010; however, your disclosure states on page 23 that you were not incorporated until January 17, 2011. Please revise to reconcile these apparent discrepancies.

29. In accordance with Item 701(b) of Regulation S-K, please identify the persons or class of persons to whom the private placement shares were sold.

Undertakings, page 37

30. Please tell us why you have included the Rule 430B undertaking, as it does not appear that the offering falls within the scope of Rule 430B. Alternatively, you may delete this undertaking.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge at (202) 551-3424 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David S. Jennings, Esq.
       330 Carousel Parkway
       Henderson, NV 89014